Cadbury Schweppes plc (the “Company”)

Announcement of a transaction in ordinary shares of 12.5p each

Disposal of shares by a Director’s Connected Person

The Company was notified on 20 March 2008 that, on 20 March 2008, the spouse of Sir John Sunderland, Lady Jean Sunderland, disposed of 3,000 ordinary shares in the capital of the Company at a price of £5.64 per share.

Following this disposal, Sir John Sunderland has an interest in 784,594 shares in the capital of the Company. He also has a conditional interest in a further 295,069 shares held in the Group’s Long Term Incentive Plan which are subject to performance and service conditions. These shares were granted prior to 24 August 2005 when Sir John Sunderland retired from the Company and became a non-executive director.

The transaction was carried out in London.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.2.

Contact:

John Mills
Director of Group Secretariat
Tel: 020 7830 5176

20 March 2008